UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Carlyle Credit Solutions, Inc.
Address of Principal Business Office:	One Vanderbilt Avenue, Suite 3400 New York, NY 10017
Telephone Number (including area code):	(212) 813-4900
File Number under the Securities Exchange Act of 1934:	814-01248

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On November 4, 2026, pursuant to the Agreement and Plan of Reorganization, dated as of September 8, 2026, among Carlyle Credit Solutions, Inc., a Maryland corporation (the “Company”), New Carlyle Credit Solutions, a Delaware statutory trust (“New CARS”), and, for the limited purposes set forth therein, Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company, the Company merged with and into New CARS, with New CARS as the surviving entity, at which time the separate corporate existence of the Company ended. New CARS has elected to be regulated as a business development company under section 54(a) of the Act. In connection with the reorganization, New CARS changed its name to Carlyle Credit Solutions.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, New CARS, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and the State of New York on the 4th day of November 2026.

Carlyle Credit Solutions,
as successor by merger to Carlyle Credit Solutions, Inc.

By:	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title:	Chief Compliance Officer and Secretary

Attest:	/s/ Thomas M. Hennigan
Name:	Thomas M. Hennigan
Title:	President and Chief Financial Officer